Exhibit 16.1

KPMG LLP
Suite 1500

15 W. South Temple

Salt Lake City, UT 84101

June 13, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Clarus Corporation and, under the date of March 12, 2018, we reported on the consolidated financial statements of Clarus Corporation as of and for the years ended December 31, 2017 and 2016 (and the effectiveness of internal control over financial reporting as of December 31, 2017). On June 7, 2018, we were dismissed. We have read Clarus Corporation’s statements included under Item 4.01 of its Form 8-K dated June 13, 2018, and we agree with such statements.

Very truly yours,

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.